Page 1 of 5 Pages

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          -------------------------

                                SCHEDULE 13G
                               (Rule 13d-102)

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)

                            Piercing Pagoda, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 720773 10 0
                               (CUSIP NUMBER)


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                                                             Page 2 of 5 Pages

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS (ENTITIES ONLY)                                Richard H.Penske
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)
                                                                         (b)
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States of America

-------------------------------------------------------------------------------
    NUMBER   5. sole voting power                                   2,044,483
      OF
    SHARES
 BENEFICIALLY
   OWNED BY
    EACH
  reporting
 PERSON WITH
             ------------------------------------------------------------------
             6.  shared voting power                                       -0-

             ------------------------------------------------------------------
             7.  sole dispositive power                              2,044,483

             ------------------------------------------------------------------
             8.  shared dispositive power                                  -0-

-------------------------------------------------------------------------------
 9.  aggregate amount beneficially owned by each reporting person    2,044,483

-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                       /X/
-------------------------------------------------------------------------------
11.  percent of class represented by amount in row (9)                   33.8%

-------------------------------------------------------------------------------
12.  type of reporting person*                                              IN

-------------------------------------------------------------------------------
            *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                             Page 3 of 5 Pages

                                SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

Item 1(a). Name of Issuer:

                   Piercing Pagoda, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

                  3910 Adler Place
                  Bethlehem, PA 18017

Item 2(a). Name of Person Filing:

                  Richard H. Penske

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                  Piercing Pagoda, Inc.
                  3910 Adler Place
                  Bethlehem, PA 18017

Item 2(c). Citizenship:

                  United States

Item 2(d). Title of Class of Securities:

                  Common Stock

Item 2(e). CUSIP Number:

                  720773 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: N/A

            (a) [ ] Broker or dealer registered under Section 15 of the Act,

            (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,


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                                                             Page 4 of 5 Pages

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

            (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

            (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

            (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

            (h) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

 Item 4.    Ownership.

            (a) Amount beneficially owned:

                  2,044,483   - Includes:  38,176  shares held by
                              Reporting Person's wife. Excludes:  (a) 72,717
                              shares  held  by  trusts  for the  benefit  of
                              Reporting  Person's  wife;  (b) 95,594  shares
                              held by trusts for the  benefit  of  Reporting
                              Person;  and (c) 85,380  shares held by trusts
                              for  the   benefit   of   Reporting   Person's
                              children.   The  Reporting   Person  disclaims
                              beneficial ownership of all such shares.

            (b) Percent of Class:

                  33.8%

            (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:  2,044,483

                  (ii)  Shared power to vote or to direct the vote:  -0-

                  (iii) Sole power to dispose or direct the disposition of:
                        2,044,483

                  (iv) Shared power to dispose or to direct the disposition of: -0-

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                                                             Page 5 of 5 Pages

Item 5.    Ownership of Five Percent or Less of a Class.

                  Not Applicable

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

 Item 8.    Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.     Notice of Dissolution of Group.

                  Not Applicable

 Item 10.   Certification.

                  Not Applicable
                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 11, 1998
                                                   (Date)
                                            /S/ RICHARD H.PENSKE
                                                 (Signature)


                                              Richard H. Penske
                                                (Name/Title)